TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Change to Board of Directors

October 10, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") announces that Mr. Fraz Siddiqui has resigned from the Company's Board of Directors effective October 9, 2024. Mr. Siddiqui was the Board appointee of Mubadala Investment Company under an investor rights agreement. With conversion of their convertible note and subsequent sale of the issued shares, as announced on October 3, 2024, Mubadala's right to a Board appointment has fallen away.

Ross Beaty, Chair of Equinox Gold, commented: "Equinox Gold thanks Mr. Siddiqui for his contributions as a director on our Board since October 2023. We also thank Mubadala Investment Company for their guidance and advice in support of Equinox Gold's growth strategy since they first invested in the Company in April 2019."

Equinox Gold Contacts

Greg Smith, Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com